EXHIBIT 99.1

Profound Medical Announces Third Quarter 2019 Financial Results

TORONTO, Nov. 07, 2019 (GLOBE NEWSWIRE) -- Profound Medical Corp. (NASDAQ:PROF; TSX:PRN) (“Profound” or the “Company”), the only company to provide customizable, incision-free therapies which combine real-time Magnetic Resonance Imaging (“MRI”), thermal ultrasound and closed-loop temperature feedback control for the radiation-free ablation of diseased tissue, today reported financial results for the three and nine months ended September 30, 2019, and provided an update on its operations.

Recent Corporate Highlights

  On July 9, 2019, Profound announced that it had sold its first TULSA-PRO® system in Japan to Hokuyu Hospital in Sapporo via Japan's Pharmaceutical and Medical Device Act’s expanded access program.

  On August 15, 2019, Profound announced the appointment of accomplished financial executive Steve Forte to its Board of Directors.

  On August 16, 2019, Profound announced that it received 510(k) clearance from the U.S. Food and Drug Administration (“FDA”) to market TULSA-PRO® for ablation of prostate tissue and indicated that it expects to commence the product’s U.S. commercial launch in Q4-2019.

  On September 20, 2019, Profound announced the closing of an offering of units of the Company (the “Units”), including the full exercise of the over-allotment option, for 10,454,546 Units sold at a price of $1.10 per Unit for gross proceeds of $11,500,001.

  On October 16, 2019, Profound effected a 10:1 share consolidation in anticipation of its listing on Nasdaq.

  On October 29, 2019, Profound’s common shares commenced trading on the Nasdaq Capital Market under the symbol “PROF”; in addition, its common shares continue to trade on the Toronto Stock Exchange under the symbol “PRN.”

“The compelling TACT pivotal trial data announced earlier in the year continues to drive TULSA-PRO® adoption in Europe, as reflected by higher third quarter 2019 recurring revenues,” said Arun Menawat, Profound’s CEO. “Since the recent receipt of FDA clearance to market TULSA-PRO® in the United States, our main focus has been on commercialization and we have already visited some 75 U.S. institutions. We are very encouraged by the resounding interest in adopting the technology, such that we expect to have a first commercial TULSA-PRO® site operational and treating patients before year-end.”

Summary Third Quarter 2019 Results

All amounts, unless specified otherwise, are expressed in Canadian dollars and are presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting.

For the quarter ended September 30, 2019, the Company recorded revenue of $682,224, with $528,578 from the sale of products and $153,646 from installation and training services. This represented recurring revenue growth of 125% year-over-year and 17% sequentially over the previous quarter, as there was no new system sales revenue recorded during the Q3-2018, Q2-2019 and Q3-2019 periods.

“Although we have two Sonalleve® purchase orders in hand, both sites have experienced installation delays,” said Dr. Menawat. “Had installation of both systems been completed as anticipated, third quarter revenues would have been approximately $1.9 million. Despite this shift in timing, we do expect to complete delivery of both systems by the end of the year, with related revenue realized in the fourth quarter.”

The Company recorded a net loss for the three months ended September 30, 2019 of $6,269,904, or $0.57 per common share, compared to a net loss of $5,134,966 or $0.48 per common share, for the three months ended September 30, 2018. The increase in net loss was primarily attributed to increases in R&D expenses, G&A expenses and net finance costs of $847,200, $288,559 and $238,715, respectively. This was offset by a decrease in selling and distribution expenses of $22,291 and an increase in gross profits of $224,245.

Expenditures for R&D for the three months ended September 30, 2019 were higher by $847,200 compared to the three months ended September 30, 2018. Clinical trial costs, materials, consulting fees, travel, share based compensation and salaries and benefits and other expenses increased by $59,314, $397,625, $158,783, $38,982, $121,423, $102,719 and $45,826, respectively. These increases were due to increased spending and testing for R&D and FDA regulatory projects, analysis of TACT clinical data and TACT renewal fees, options vesting for employees and increased R&D personnel. Offsetting these amounts were decreases in rent of $107,716, due to the adoption of IFRS 16 resulting in the recognition of lower rental costs. Depreciation expenses increased by $25,731 due to the adoption of IFRS 16 with the depreciation of the right-of-use assets.

G&A expenses for the third quarter of 2019 increased by $288,559 compared to the three months ended September 30, 2018. Share based compensation increased by $225,500 due to options issued to employees. Depreciation expenses increased by $51,659 due to the adoption of IFRS 16 with the depreciation of the right-of-use assets.

Liquidity and Outstanding Share Capital

As at September 30, 2019, the Company had cash of $27,227,299.

As at November 7, 2019, Profound had an unlimited number of authorized common shares with 11,852,749 common shares issued and outstanding.

For complete financial results, please see our filings at www.sedar.com and our website at www.profoundmedical.com.

Conference Call Details

Profound Medical is pleased to invite all interested parties to participate in a conference call today, November 7, 2019, at 4:30 pm ET during which time the results will be discussed.

Live Call:	1-877-407-9210 (Canada and the United States)
1-201-689-8049 (International)

Replay:	1-877-481-4010
Replay ID:	55908

The call will also be broadcast live and archived on the Company's website at www.profoundmedical.com under "Webcasts" in the Investors section.

About Profound Medical Corp.

Profound develops and markets customizable, incision-free therapies for the ablation of diseased tissue.

Profound is commercializing TULSA-PRO®, a novel technology that combines real-time MRI, robotically-driven transurethral ultrasound and closed-loop temperature feedback control. TULSA-PRO® is designed to provide customizable and predictable radiation-free ablation of a surgeon-defined prostate volume while actively protecting the urethra and rectum to help preserve the patient’s natural functional abilities. TULSA-PRO® is demonstrating to be a flexible technology in customizable prostate ablation, including intermediate stage cancer, localized radio-recurrent cancer, retention and hematuria palliation in locally advanced prostate cancer, and the transition zone in large volume benign prostatic hyperplasia (BPH). TULSA-PRO® is CE marked and received 510(k) clearance from the U.S. Food and Drug Administration in August 2019.

Profound is also commercializing Sonalleve®, an innovative therapeutic platform that is CE marked for the treatment of uterine fibroids and palliative pain treatment of bone metastases. Sonalleve® has also been approved by the China National Medical Products Administration for the non-invasive treatment of uterine fibroids. The Company is in the early stages of exploring additional potential treatment markets for Sonalleve® where the technology has been shown to have clinical application, such as non-invasive ablation of abdominal cancers and hyperthermia for cancer therapy.

Forward-Looking Statements

This release includes forward-looking statements regarding Profound and its business which may include, but is not limited to, the expectations regarding the efficacy of Profound’s technology in the treatment of prostate cancer, uterine fibroids and palliative pain treatment. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.  Such statements are based on the current expectations of the management of Profound. The forward-looking events and circumstances discussed in this release, may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting the company, including risks regarding the pharmaceutical industry, economic factors, the equity markets generally and risks associated with growth and competition. Although Profound has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Profound undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, other than as required by law.

For further information, please contact:

Stephen Kilmer
Investor Relations
skilmer@profoundmedical.com
T: 647.872.4849

Profound Medical Corp. Interim Condensed Consolidated Balance Sheets (Unaudited)

	September 30, 2019 $	December 31, 2018 $

Assets

Current assets
Cash	27,227,299	30,687,183
Trade and other receivables	1,474,636	2,686,112
Investment tax credits receivable	240,000	480,000
Inventory	3,650,609	3,631,623
Prepaid expenses and deposits	414,613	434,871
Total current assets	33,007,157	37,919,789

Property and equipment	784,766	1,207,357
Intangible assets	3,417,232	4,013,561
Right-of-use assets	2,297,088	-
Goodwill	3,409,165	3,409,165

Total assets	42,915,408	46,549,872

Liabilities

Current liabilities
Accounts payable and accrued liabilities	2,735,984	3,912,350
Deferred revenue	606,218	312,558
Long-term debt	4,613,931	1,339,583
Provisions	115,776	1,352,017
Other liabilities	651,170	567,296
Derivative financial instrument	223,084	98,203
Lease liabilities	216,984	-
Income taxes payable	-	297,353
Total current liabilities	9,163,147	7,879,360

Long-term debt	7,539,690	10,615,662
Deferred revenue	434,613	379,044
Provisions	26,894	49,319
Other liabilities	233,010	1,000,153
Lease liabilities	2,218,980	-

Total liabilities	19,616,334	19,923,538

Shareholders’ Equity

Share capital	130,395,091	120,932,404
Contributed surplus	18,954,077	16,756,294
Accumulated other comprehensive loss	(136,128)	(28,703)
Deficit	(125,913,966)	(111,033,661)

Total Shareholders’ Equity	23,299,074	26,626,334

Total Liabilities and Shareholders’ Equity	42,915,408	46,549,872

Profound Medical Corp. Interim Condensed Consolidated Statements of Loss and Comprehensive Loss (Unaudited)

	Three months ended September 30, 2019 $	Three months ended September 30, 2018 $	Nine months ended September 30, 2019 $	Nine months ended September 30, 2018 $

Revenue
Products	528,578	249,548	2,342,199	792,973
Services	153,646	54,116	389,922	100,369
	682,224	303,664	2,732,121	893,342
Cost of sales	395,001	240,686	1,172,423	598,020
Gross profit	287,223	62,978	1,559,698	295,322

Operating Expenses
Research and development - net of investment tax credits of $nil (2018 – $180,000)	3,424,585	2,577,385	9,288,686	7,442,075
General and administrative	2,054,099	1,765,540	5,154,535	5,305,273
Selling and distribution – net of revenue share obligation reversal	873,761	896,052	1,499,285	2,956,179
Total operating expenses	6,352,445	5,238,977	15,942,506	15,703,527

Operating Loss	6,065,222	5,175,999	14,382,808	15,408,205

Other income and expense
Finance costs	269,613	81,468	921,518	715,037
Finance income	(104,631)	(155,201)	(357,302)	(312,362)
	164,982	(73,733)	564,216	402,675
Loss before income taxes	6,230,204	5,102,266	14,947,024	15,810,880

Income taxes	39,700	32,700	93,700	93,300

Net loss for the period	6,269,904	5,134,966	15,040,724	15,904,180

Other comprehensive loss
Item that may be reclassified to profit or loss
Foreign currency translation adjustment - net of tax of nil	(49,193)	28,176	(107,425)	13,481
Net loss and comprehensive loss for the period	6,220,711	5,163,142	14,933,299	15,917,661

Loss per share
Basic and diluted net loss per share	0.57	0.48	1.39	1.63

Profound Medical Corp. Interim Condensed Consolidated Statements of Cash Flows (Unaudited)

	Nine months ended September 30, 2019 $	Nine months ended September 30, 2018 $

Operating activities
Net loss for the period	(15,040,724)	(15,904,180)
Adjustments to reconcile net loss to net cash flows from operating activities:
Depreciation of property and equipment	365,604	416,071
Amortization of intangible assets	846,329	846,328
Depreciation of right-of-use assets	305,389	-
Share-based compensation	1,050,583	753,549
Interest and accretion expense	1,028,680	770,714
Change in deferred rent	-	26,718
Deferred revenue	349,229	283,499
Change in fair value of derivative financial instrument	124,881	(71,270)
Change in fair value of contingent consideration	(371,561)	(106,976)
Changes in non-cash working capital balances
Investment tax credits receivable	240,000	(180,000)
Trade and other receivables	1,211,476	3,109,883
Prepaid expenses and deposits	(189,742)	45,051
Inventory	(18,986)	(1,850,738)
Accounts payable and accrued liabilities	(1,223,625)	(2,328,746)
Provisions	(1,209,347)	172,675
Income taxes payable	(297,353)	93,145
Net cash flow used in operating activities	(12,829,167)	(13,924,277)

Investing activities
Purchase of intangible assets	(250,000)	-
Total cash used in investing activities	(250,000)	-

Financing activities
Issuance of common shares	11,500,001	34,500,000
Transaction costs paid	(895,513)	(2,472,498)
Proceeds from bank loan	-	12,500,000
Bank loan costs paid	-	(714,134)
Payment of other liabilities	(16,203)	(165,456)
Payment of long-term debt and interest	(735,717)	(5,719,845)
Proceeds from share options exercised	5,399	105,256
Payment of lease liabilities	(238,684)	-
Total cash from financing activities	9,619,283	38,033,323

Net change in cash during the period	(3,459,884)	24,109,046
Cash – Beginning of period	30,687,183	11,103,223
Cash – End of period	27,227,299	35,212,269